Exhibit 99.1

i-80 Gold Announces High-Grade Results from Underground Drilling at Cove

Results from the Helen Zone Include 14.4 g/t Au over 20.2 m, 12.7 g/t Au over 24.4 m and 14.3 g/t Au over 8.0 m

RENO, Nev., Feb. 13, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce continued positive results from ongoing underground drilling at the Company's 100%-owned McCoy-Cove Property ("Cove" or "the Property") located in Lander County, Nevada.

The new results are from drilling completed in 2023 designed to define the Helen Zone, the first horizon expected to be accessed at the Cove Mine. The program continues to confirm high-grade mineralization over appreciable thickness, with several holes intersecting multiple lenses in the western-most extremity of the deposit (see Figures 2 & 4). Helen Zone results compare favourably with initial results from the Gap Zone where previously released results included intercepts of up to 12.9 g/t Au over 36.1 m in hole iCHU23-04, 14.9 g/t Au over 32.7 m in hole iCHU23-10, 18.9 g/t Au over 29.3 m in hole iCHU23-11, and 7.0 g/t Au over 119.6 m in hole iCHU23-14 (including four higher-grade zones of gold mineralization of up to 10.6 g/t Au over 38.3 m). This release includes results from drilling in the northwest portion of the Helen Zone with a complete summary provided in Table 1.

Highlight new results from the 2023 drilling program at McCoy-Cove include:

Helen Zone

  iCHU23-33: 14.4 g/t Au over 20.2 m
         And 13.3 g/t Au over 3.7 m
  iCHU23-34: 12.7 g/t Au over 24.4 m
  iCHU23-35: 10.1 g/t Au over 7.9 m
        And 14.3 g/t Au over 8.0 m
  iCHU23-36: 9.7 g/t Au over 9.6 m
       And 33.9 g/t Au over 2.8 m

"Deposits with continuous high-grade gold mineralization over substantial widths like those at Cove are rare.", stated Tyler Hill, Chief Geologist of i-80 Gold. "Our ongoing program continues to confirm that Cove is one of the highest-grade, development-stage, projects in North America. Mineralization remains open for expansion and significant exploration targets exist on the large land package."

The McCoy-Cove Property is strategically located in the prolific Battle Mountain Trend immediately south of Nevada Gold Mines' Phoenix Mine and located within 83 km of the Company's Lone Tree processing facility (see Figure 1). It is one of three projects currently being advanced to realize the Company's goal of becoming one of the largest producers in Nevada. In addition to the underground drill program at Cove, the Company recently completed a 40-day pump test for the completion of a final hydrological model and full mine permitting.

The program being completed will consist of approximately 120 holes comprising more than 40,000 m of drilling on approximate 30 metre spacing in advance of an updated resource estimate and economic study. This program is focused on the CSD Gap and Helen Zone portions of the deposit while mineralization below the pit in the Cove South Deep and 2201 zones are not being drilled as part of this program, (Figure 3) but offer a significant upside opportunity.

Figure 1 – Property Location Map (CNW Group/i-80 Gold Corp)

Table 1 – Highlight New Assay Results from Cove Underground Drilling

New 2023 results from McCoy-Cove, estimated true thickness 75-95%
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iCHU23-29	Helen	Core	223.1	230.5	7.4	7.0	1.8
iCHU23-30	Helen	Core	268.3	271.5	3.2	12.6	1.3
and	Helen	Core	284.4	285.4	1.0	37.8	6.1
iCHU23-31	Helen	Core	132.7	133.7	1.1	33.8	5.4
and	Helen	Core	140.8	143.8	3.0	19.2	3.1
and	Helen	Core	243.2	249.7	6.5	7.3	0.9
iCHU23-32	Helen	Core	148.2	153.3	5.1	7.0	3.3
and	Helen	Core	221.4	224.0	2.6	12.2	0.4
and	Helen	Core	270.2	272.7	2.5	14.5	3.0
and	Helen	Core	284.4	291.3	6.9	8.4	2.5
and	Helen	Core	295.4	296.8	1.4	21.3	11.8
and	Helen	Core	334.9	336.4	1.5	7.1	1.3
iCHU23-33	Helen	Core	290.4	310.6	20.2	14.4	3.2
and	Helen	Core	321.1	324.8	3.7	13.3	3.6
iCHU23-34	Helen	Core	271.6	295.9	24.4	12.7	1.5
iCHU23-35	Helen	Core	270.1	274.0	4.0	11.9	1.1
and	Helen	Core	283.2	290.8	7.6	6.8	2.0
and	Helen	Core	303.6	311.5	7.9	10.1	4.0
and	Helen	Core	323.6	331.6	8.0	14.3	5.8
and	Helen	Core	337.7	341.1	3.3	7.9	1.6
iCHU23-36	Helen	Core	268.7	278.3	9.6	9.7	1.2
and	Helen	Core	299.6	302.4	2.8	33.9	11.9

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iCHU23-29	481771	4466011	1427	311	-67
	iCHU23-30	481771	4466012	1428	323	-78
	iCHU23-31	481772	4466012	1428	000	-77
	iCHU23-32	481772	4466011	1428	355	-83
	iCHU23-33	481773	4466012	1428	019	-80
	iCHU23-34	481773	4466011	1428	045	-77
	iCHU23-35	481773	4466011	1428	073	-82
	iCHU23-36	481774	4466011	1428	087	-77

Figure 2 – 3D View of the Cove Deposit and Drill Program (CNW Group/i-80 Gold Corp)

Figure 3 – Surface Plan View of the Cove Deposit (CNW Group/i-80 Gold Corp)

Figure 4 – Cross-section through Helen Zone (CNW Group/i-80 Gold Corp)

The Helen and CSD Gap zones are comprised of Carlin-style mineralization hosted primarily in the Favret limestone. Enhanced grades and thicknesses of mineralized zones occur at structural intersections, along the margins of dikes and sills, and within the axis of the northwest striking Cove anticline. The McCoy-Cove Property comprises a large package of approximately 13,000 hectares covering an area roughly 15 km by 10 km that offers substantial exploration upside as the bulk of work completed to-date has been focused on the main deposit areas. This work has resulted in several new discoveries that have received little to no follow-up including polymetallic mineralization in the 2201 and Davenport targets. Previous drilling at the 2201, mostly completed in 2014, intersected gold-rich polymetallic veins that returned intercepts up to 182.9 g/t Au over 1.5 m in hole PG14-02 and 40.2 g/t Au over 4.9 m in hole PG14-03. Additionally, polymetallic sulphide mineralization intersections returned intercepts up to 4.7 g/t Au, 311.1 g/t Ag, 4.4% Pb and 8.2% Zn over 3.0 m in hole PG-02 and 1.1 g/t Au, 132.5 g/t Ag, 0.6% Pb and 9.0% Zn over 7.1 m in hole PG14-08. A single hole (PB18-02) drilled in 2018 east of the Cove pit intersected 5.1 g/t Au, 410.3 g/t Ag, 5.0% Pb & 5.7% Zn over 2.7 m in the Davenport target that has yet to be followed-up. Only three holes have been drilled to the Favret limestone in the pediment area to the east of the Cove pit where the Company believes there is the potential to discover another significant deposit. One hole completed in the pediment was drilled approximately one kilometre to the east of the Cove pit and intersected 1.7 g/t Au and 364 g/t Ag over 11.4 m proximal to an interpreted large untested structural trend that is a major future exploration target.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-MS61 (35 element suite; 0.4g 4 acid/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at McCoy-Cove and the potential of the Cove project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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For further information: Ewan Downie - CEO; Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 13-FEB-24